November 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Altra Industrial Motion Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 28, 2022

Form 8-K Furnished July 28, 2022

File No. 001-33209

Ladies and Gentlemen:

On behalf of Altra Industrial Motion Corp. (“Altra” or the “Company”), we hereby respond to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 24, 2022. For the Staff’s convenience, the comments have been duplicated in this letter along with the corresponding responses.

***

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1. We note you present the percentage of sales by end market in the Charts included as part of your earnings releases furnished each quarter on Forms 8-K and these results, as well as a comparison to prior periods, are discussed in detail in your earnings calls. Please tell us your consideration of including this information in the results of operations discussion in your MD&A. In this regard, we note you qualitatively refer to the impact various end market results had on changes in net sales; however, including quantitative information for all end markets would appear to add context to your discussion, as well as provide information consistent with what is disclosed elsewhere.

Response: The Company acknowledges the Staff’s comment. The Company no longer provides Charts as part of its earnings release materials. In future periods, the Company will revisit the need for additional quantitative disclosure in its MD&A if the Company determines that a particular individual end market is material.

Form 8-K Furnished July 28, 2022

Exhibit 99.1, page 1

2. We note your non-GAAP measures exclude the results of the divested JVS business. As these divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments from each measure. Refer to Question 100.04 of the Non-GAAP C&DIs.

Response: The Company acknowledges the Staff’s comment. The Company has made the requested revisions to the corresponding measures in Exhibit 99.1 of the Form 8-K furnished on October 31, 2022. To the extent applicable, the Company will make similar revisions in future periods.

3. Revise to include net income margin, the comparable GAAP measure to adjusted EBTIDA margin, with greater prominence. Also, revise to include, with greater prominence, income from operations as a percentage of net sales for each segment, the comparable GAAP measure to non-GAAP income from operations as a percentage of segment net sales. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company has made the requested revisions to the corresponding measures in Exhibit 99.1 of the Form 8-K furnished on October 31, 2022. To the extent applicable, the Company will make similar revisions in future periods.

4. We note that your "Reconciliation of Non-GAAP Income from Operations by Segment" begins with income from operations by segment; however this does not agree to your GAAP segment measure of performance as disclosed on page 21 of your Form 10-Q for the quarterly period ended June 30, 2022. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment. The Company has made the requested revisions to the corresponding measures in Exhibit 99.1 of the Form 8-K furnished on October 31, 2022. To the extent applicable, the Company will make similar revisions in future periods.

***

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please do not hesitate to call me at (781) 917-0534.

Sincerely,

/s/ Todd B. Patriacca

Todd B. Patriacca

Executive V.P., Chief Financial Officer and Treasurer

cc: Glenn Deegan, Chief Legal and Human Resources Officer